Filed by Diamondback Energy, Inc.

(Commission File No. 001-35700)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Energen Corporation

(Commission File No. 001-07810)

Date: August 14, 2018

Dear Diamondback Employees:

Today we announced that Diamondback will acquire Energen Corporation in an all-stock transaction. This transaction represents a significant step for Diamondback as we will greatly enhance our size and scale, and will now be the eighth largest US independent oil and gas company by enterprise value. Further, because of your dedication and our track record of execution and low-cost operations, we have positioned our company to be the premier Permian company. Even though we are growing significantly, our core philosophies of best-in-class execution and low-cost operations will not change. We will simply need to execute on a larger scale.

Energen, like Diamondback, is a Permian-focused operator with Tier One acreage located in both the Midland and Delaware Basins. This transaction provides an opportunity to high-grade our portfolio so that we can continue to focus on maximizing long-lateral and efficient pad development of our premium locations. Energen has done an exceptional job of demonstrating improving well performance and returns, and the enhanced production growth provided by this business combination will further improve our long- term-strategy of return on, and return of, capital.

Together with Energen, Diamondback’s size and scale in the Permian Basin will be matched by only a few other companies. We will have 390,000 combined acres and we will run over 20 rigs. Our industry has transformed into a manufacturing business, and the operator that can convert resource into cash flow at the lowest cost will win in the long-run. This transaction adds critical mass for Diamondback and enables us to achieve more efficient operations through all facets of our business: drilling, completions, production, minerals and midstream. There is no doubt that by combining with Energen, Diamondback is a stronger company and will be able to further establish our leadership in the Permian.

I want to thank all Diamondback employees for your continued effort and hard work. A lot has changed in our short time as a public company, but we have unequivocally built an amazing company with a future that remains bright because of the collection of your individual talents, hard work, trust, determination and perseverance. The Energen team shares in our vision of operating safely and efficiently, and we look forward to welcoming them into Diamondback.

We expect to complete this transaction by the end of the fourth quarter this year, subject to the approval of Diamondback and Energen shareholders, certain regulatory approvals and other customary closing conditions. Importantly, until the closing of this transaction, Diamondback and Energen will continue to operate as independent companies. Following the closing of this transaction Diamondback will continue to be headquartered in Midland with administrative offices in Oklahoma City, and we will continue to be led by our existing management team.

You can learn more about the deal and what it means for Diamondback by reading our press release, reviewing our presentation and / or listening to our call with the investment community tomorrow morning at 7:30 AM central. All of these materials are available on our website. Additionally, there will be a Diamondback all employee meeting tomorrow morning at 9:00 AM central after our investor conference call to discuss the details of this acquisition. A dial in will be provided for this meeting.

As a combined company, our success will remain dependent on our ability to execute better and produce barrels at a lower cost than our competition. Our future as a company remains incredibly bright, and I am as energized today as ever in working together as an organization to build on our proud legacy and achieve new and greater accomplishments. On behalf of our Board of Directors and senior management, thank you for all you do in making Diamondback such a special company.

Very truly yours,

Travis D. Stice

Chief Executive Officer, Diamondback Energy, Inc.

FORWARD-LOOKING STATEMENTS AND OTHER DISCLAIMERS

No Offer or Solicitation

This communication relates to a proposed acquisition by Diamondback of Energen. This communication is for information purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Diamondback and Energen.

Additional Information and Where to Find It

In connection with the proposed transaction, Diamondback intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Diamondback and Energen that also constitutes a prospectus of Diamondback. Each of Diamondback and Energen also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus of for Diamondback and/or Energen (if and when available) will be mailed to shareholders of Diamondback and/or Energen, as applicable.

INVESTORS AND SECURITY HOLDERS OF DIAMONDBACK AND ENERGEN ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Diamondback and Energen, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Diamondback will be available free of charge on Diamondback’s website at http://www.diamondbackenergy.com or by contacting Diamondback’s Investor Relations Department by email at IR@Diamondbackenergy.com, alawlis@diamondbackenergy.com, or by phone at 432-221-7467. Copies of the documents filed with the SEC by Energen will be available free of charge on Energen website at http://www.energen.com or by phone at 205-326-2634.

Participants in Solicitation

Diamondback, Energen and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Energen is set forth in Energen’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 22, 2018. Information about the directors and executive officers of Diamondback is set forth in its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on April 27, 2018. These documents can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Diamondback or Energen using the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than historical facts, that address activities that Diamondback or Energen assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events, including this proposed transaction and the previously announced Ajax transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected by the management of Diamondback or Energen. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Diamondback may not approve the issuance of new shares of common stock in the proposed transaction or that shareholders of Energen may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Diamondback’s common stock or Energen’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Diamondback and Energen to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Diamondback’s or Energen’s control, including those detailed in Diamondback’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.diamondbackenergy.com and on the SEC’s website at http://www.sec.gov, and those detailed in Energen’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Energen’s website at http://www.energen.com and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that Diamondback or Energen believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Diamondback and Energen undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.